SEALSQ CORP

Avenue Louis-Casai 58

Cointrin

Switzerland

July 2, 2024

Mr. Bradley Ecker

Mr. Evan Ewing

Division of Corporation Finance

Office of Manufacturing

100 F Street, N. E.

Washington, D.C. 20549

Re:	SEALSQ Corp Pre-Effective Amendment No. 1 to Registration Statement on Form F-1 Submitted May 17, 2024 (File No. 333-278685) CIK No. 0001951222

Dear Mr. Ecker and Mr. Ewing:

This letter responds to the letter dated June 17, 2024 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of the Pre-Effective Amendment No. 1 to Registration Statement on Form F-1 of SEALSQ Corp (the “Company,” or “we”) initially submitted to the Commission on May 17, 2024 (the “Initial Registration Statement”).

We are filing with the Commission via EDGAR concurrently herewith an amended Registration Statement responding to the Staff’s comment (as amended, the “Registration Statement”).

For your convenience, your original comments appear in bold text, followed by our responses. Page references in our responses are to the Pre-Effective Amendment No. 1 to Registration Statement.

BUSINESS

3. PROJECT SEALCOIN, page 85

1. Refer to prior comment 4 and to your revised disclosure that you plan to collaborate with the Hashgraph Association and Hedera to leverage its Decentralized Ledger Technology and provide certain expertise and access. Please confirm that you will disclose the material terms of any related agreement or collaboration when known.

Response:

The Company respectfully advises the Staff that SEALCOIN is the name for a decentralized technology project in development with Hedera and the Hashgraph Association in Switzerland. The concept for this project started in December 2023 after Hedera suggested that SEALSQ Corp use the Hedera blockchain for secure electronic authentication via a dedicated token. While originally under development at SEALSQ Corp as a proof of concept, the parties concluded that the platform and tokens would be developed by WISeKey International Holding AG, whereas SEALSQ is to focus on the development of its semiconductor technology hardware and firmware.

As a result, the SEALCOIN decentralized technology platform and token is now in development under the umbrella of WISeKey International Holding AG and will be housed in a Special Purpose Vehicle (SPV) to be named “SEALCOIN AG”, and is in the process of being incorporated by WISeKey International AG as a Swiss company. The incorporation of SEALCOIN AG is expected to be completed in Switzerland in early July 2024. SEALCOIN AG is expected to be a subsidiary of WISeKey International Holding AG with Hashgraph as a strategic investor.

SEALSQ Corp is not expected to be a shareholder in SEALCOIN AG. The only current and expected role of SEALSQ Corp in the SEALCOIN project is to sell chips to SEALCOIN AG with SEALCOIN AG as a distributor of those chips to B2B participants in the platform SEALCOIN AG is developing.

WISeKey International Holding AG has informed SEALSQ Corp that once the SEALCOIN AG platform is operational, SEALCOIN AG plans to create machine-to-machine tokens for industrial participants in the SEALCOIN AG platform, and that the issuance and offer of the tokens would be subject to completion of applicable regulatory requirements (including in the U.S. to the extent the tokens are made available to persons in the U.S.).

We confirm that SEALSQ will disclose the material terms of any related agreement or collaboration between SEALSQ Corp and SEALCOIN AG, the Hashgraph Association and/or Hedera to the extent these agreements are material to SEALSQ.

2. Refer to prior comment 6, your revised disclosure and your response letter, particularly your statements that SEALCOIN is not a piece of hardware but would act as a component of the SEALSQ semiconductor verification process distinct from the actual semiconductor hardware and is intended to support an enhanced software layer that manages and secures interactions between these hardware elements. Please revise your Project SEALCOIN disclosures on pages 85-87 to reflect this information or advise.

Response:

The Company respectfully advises the Staff that SEALCOIN is no longer under development at SEALSQ Corp. We have deleted all references to the SEALCOIN project in this registration statement, and therefore we do not believe it is appropriate to add any disclosures or risk factors relating to SEALCOIN at this time.

General

3. Refer to prior comment 1 and to your response that you are unable to provide the requested Section 2(a)(1) analysis until you complete certain research and development. We note your filing discusses SEALCOIN and the SEALCOIN project and your timeline is to complete SEALCOIN proof of concept in July 2024, and to complete the design of the associated SEALCOIN Service Platform and token in Q4 2024. We further note that many characteristics of SEALCOIN are currently known to you, including that you plan to have the SEALCOIN token traded on cryptocurrency trading platforms. Accordingly, we reissue the comment. Please respond to the comment to provide a full response and Securities Act Section 2(a)(1) analysis. Please note that how foreign regulators may characterize or otherwise treat a particular crypto asset is not relevant to the analysis under the U.S. federal securities laws. Please also note that various monikers, such as “cryptocurrency” or “utility token,” have no meaning under the U.S. federal securities laws.

Response:

The Company respectfully informs the Staff that since SEALCOIN is no longer under development at SEALSQ Corp, we believe that SEALSQ Corp does not need to provide a Securities Act Section 2(a)(1) analysis at this time.

4. Refer to prior comment 2 and to your response letter. Although you have not finalized all features of the SEALCOIN token, it appears the risk still exists that once you have developed the SEALCOIN token, it could be determined to be a security for purposes of the federal securities laws of the United States. Please revise your filing regarding the SEALCOIN token you are developing to:

•	Disclose the policies and procedures that you will use to determine whether SEALCOIN is a security for purposes of the federal securities laws of the United States, or is likely to be deemed a security, and specifically disclose that any determination that you make in that regard is a risk-based judgment by the company and not a legal standard or determination binding on any regulatory body.

•	Include a risk factor related to such policies and procedures that addresses the specific risks inherent in any policies and procedures for determining that any crypto asset is not a security and describe the potential regulatory risks under the U.S. federal securities laws if SEALCOIN or any other crypto assets you create or hold are determined to be securities, such as whether the company could become subject to regulation under the Investment Company Act or as a broker-dealer under the Securities Exchange Act or involved in the unregistered offer and sale of securities under the federal securities laws.

Response:

The Company respectfully informs the Staff that since SEALCOIN is no longer under development at SEALSQ Corp, we have deleted all references to the SEALCOIN project in this registration statement and therefore we do not believe it is appropriate to add any disclosures or risk factors relating to SEALCOIN at this time.

5. We note your disclosure on page 121 that your selling securityholders may sell their securities in one or more underwritten offerings. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response:

The Company respectfully advises the Staff that it will comply with its disclosure on page 122: “underwriters may not sell Ordinary Shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.”

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please contact us at 011-41-22-594-3000 or via e-mail at cmoreira@sealsq.com/johara@sealsq.com or our outside legal counsel from Patterson Belknap Webb & Tyler LLP at 212-336-2301 or via e-mail at hhraspe@pbwt.com, if you have any questions or require additional information.

Respectfully,

SEALSQ Corp

By:	/s/ Carlos Moreira
Name:	Carlos Moreira
Title:	CEO

By:	/s/ John O’Hara
Name:	John O’Hara
Title:	CFO

cc:	Herman H. Raspé. Esq. (Patterson Belknap Webb & Tyler LLP)